SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

MBF Healthcare Acquisition Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552650103 (552650103) (CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552650103 (552650103)	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

President and Fellows of Harvard College
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,220 shares
6. SHARED VOTING POWER

—
7. SOLE DISPOSITIVE POWER

1,220 shares
8. SHARED DISPOSITIVE POWER

—

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,220 shares[1]
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%[2]
12.	TYPE OF REPORTING PERSON

EP

[1]

The reporting person on March 10, 2008 reported ownership of the Issuer’s common stock consisting of shares of common stock trading under the ticker symbol “MBH” (CUSIP: 552650103) as well as Units trading under the ticker symbol “MBH/U” (CUSIP: 552650202). Each Unit consists of a share of common stock and a warrant.

[2]	This percentage is based on the aggregate amount of common stock outstanding, including shares of common stock trading with a warrant as a unit.

SCHEDULE 13G

Item 1(a)	Name of Issuer:

MBF Healthcare Acquisition Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

121 Alhambra Plaza Suite 1100 Coral Gables, FL 33134

Item 2(a)	Name of Person Filing:

President and Fellows of Harvard College

2(b)	Address of Principal Business Office or, if none, Residence:

c/o Harvard Management Company, Inc. 600 Atlantic Avenue Boston, MA 02210

2(c)	Citizenship:

Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

552650103 (552650202)

Item 3	The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4	Ownership:

4(a)	Amount beneficially owned:

1,220 shares[3]

4(b)	Percent of Class:

0.0%[4]

4(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

1,220 shares

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition of:

1,220 shares

(iv) shared power to dispose or to direct the disposition of:

Item 5	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[3]

The reporting person on March 10, 2008 reported ownership of the Issuer’s common stock consisting of shares of common stock trading under the ticker symbol “MBH” (CUSIP: 552650103) as well as Units trading under the ticker symbol “MBH/U” (CUSIP: 552650202). Each Unit consists of a share of common stock and a warrant.

[4]	This percentage is based on the aggregate amount of common stock outstanding, including shares of common stock trading with a warrant as a unit.

[The rest of the page is intentionally left blank]

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By:	/s/ Kathryn I. Murtagh
Name:	Kathryn I. Murtagh
Title:	Authorized Signatory

February 13, 2009